SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Central European Media Enterprises, Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

September 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. G20045202	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS TCS Global Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,687,808
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,687,808
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G20045202	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS TCS Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,687,808
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,687,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G20045202	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS TCS Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,607,880
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,607,880
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,607,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G20045202	13G	Page 5 of 9

1	NAME OF REPORTING PERSONS Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,607,880
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,607,880
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,607,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), and Eric Semler (together with TCS Global, TCS GP and TCS Management, the “Reporting Persons”). This Schedule 13G relates to Class A Common Stock, par value $0.08 per share (the “Common Stock”) of Central European Media Enterprises Ltd., a Bermuda corporation (the “Issuer”), purchased for the account of TCS Global and a certain managed account (the “Managed Account”). TCS GP acts as general partner to TCS Global and TCS Management acts as investment manager to TCS Global and the Managed Account. Mr. Semler, as the managing member of each of TCS GP and TCS Management, controls the investment decisions of both entities.

Item 1(a)	Name of Issuer.

Central European Media Enterprises Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

O’Hara House

3 Bermudiana Road

Hamilton, Bermuda

Item 2(a)	Name of Person Filing.

(1)	TCS Global Equity Master Fund, L.P.

(2)	TCS Capital GP, LLC

(3)	TCS Capital Management, LLC

(4)	Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

888 Seventh Avenue, Suite 1504

New York, NY 10106

Item 2(c)	Citizenship or Place of Organization.

(1)	TCS Global Equity Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(2)	TCS Capital GP, LLC is a Delaware limited liability company.

(3)	TCS Capital Management, LLC is a Delaware limited liability company.

(4)	Eric Semler is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.08 per share.

Item 2(e)	CUSIP Number.

G20045202

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	TCS Global and TCS GP may be deemed the beneficial owners of 9,687,808 shares of Common Stock. TCS Management and Eric Semler may be deemed the beneficial owners of 10,607,880 shares of Common Stock.

(b)	TCS Global and TCS GP may be deemed the beneficial owners of 7.1% of the outstanding shares of Common Stock. TCS Management and Eric Semler may be deemed the beneficial owners of 7.8% of the outstanding shares of Common Stock. These percentages were determined by dividing the shares of Common Stock held by each of the Reporting Persons by 135,802,274, which is the number of shares of Common Stock outstanding as of July 24, 2015, according to the Issuer’s Form 10-Q filed on July 29, 2015 with the Securities and Exchange Commission.

(c)	TCS Global has the sole power to vote and dispose of 9,687,808 shares of Common Stock beneficially owned. TCS GP has the shared power to vote and dispose of the 9,687,808 shares of Common Stock beneficially owned. TCS Management and Eric Semler have the shared power to vote and dispose of 10,607,880 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99-1

Joint Filing Agreement, dated September 4, 2015, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2015
TCS GLOBAL EQUITY MASTER FUND, L.P.

	By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

TCS CAPITAL GP, LLC

	By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

TCS CAPITAL MANAGEMENT, LLC

	By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

ERIC SEMLER

	By:	/s/ Eric Semler